Everus Construction Group, Inc.
1730 Burnt Boat Drive
Bismarck, ND 58503
October 15, 2024
VIA EDGAR SUBMISSION
Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Peter McPhun
Isaac Esquivel
Kibum Park
Isabel Rivera

Re:	Everus Construction Group, Inc.
Registration Statement on Form 10-12B
File No. 001-42276

Ladies and Gentlemen:
Reference is made to the Registration Statement on Form 10-12B (File No. 001-42276) (as amended, the “Registration Statement”), filed by Everus Construction Group, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).
The Company hereby requests that the effective date for the Registration Statement be accelerated to 9:00 a.m., Eastern time, on October 17, 2024, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.
If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, John L. Robinson of Wachtell, Lipton, Rosen & Katz, at (212) 403-1056. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Robinson and that such effectiveness also be confirmed in writing.
[Signature Page Follows]

U.S. Securities and Exchange Commission
October 15, 2024

Sincerely,
Everus Construction Group, Inc.

/s/ Jeffrey S. Thiede
Name:	Jeffrey S. Thiede
Title:	President and Chief Executive Officer

cc:	Paul R. Sanderson, Chief Legal Officer and Corporate Secretary, Everus Construction Group, Inc.
Jason L. Vollmer, Vice President, Chief Financial Officer and Treasurer, MDU Resources Group, Inc.
John L. Robinson, Wachtell, Lipton, Rosen & Katz